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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1

Confidentially submitted on April 5, 2019

CIK No. 0001762301

Ladies and Gentlemen:

On behalf of Fiverr International Ltd. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company intends to file a Registration Statement on Form F-1 (the “Registration Statement”) on approximately April 29, 2019 with the Commission through its EDGAR system. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 1, 2019, as amended by Amendment No. 1 to the Draft Submission on March 15, 2019 and Amendment No. 2 to the Draft Submission on April 5, 2019 (“Submission No. 3”). The purpose of this letter is to respond to the comment letter to Submission No. 3 received on April 18, 2019 from the Staff.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Prospectus Summary, page 1

1.              Please revise to include the definitions of transaction fee and service fee that you provide in response to prior comment 2.

Response:  The Company respectfully acknowledges the Staff’s comment and will add the following underlined disclosure on pages 1 and 2:

We generate revenue primarily through transaction fees and service fees. We have achieved significant growth and scale since inception. On each transaction processed through our platform, we collect total transaction value plus the service fee from the buyer. Upon completion of the order, we then transfer the transaction value less the transaction fee to the seller. In the years ended December 31, 2018 and 2017, our revenue was $75.5 million and $52.1 million, respectively, a 44.9% increase, and we incurred net losses of $36.1 million and $19.3 million, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Buyer Acquisition Strategy, page 60

2.              We note your response to prior comment 3.  Please revise your disclosures to indicate that tROI is actively used by management in making day-to-day operational decisions, and include a discussion of why fixed costs are considered separately from performance marketing investments in the tROI calculation.  In addition, please state, as you have indicated in response to prior comment 4, that there are no material subsequent marketing costs incurred to grow and maintain the cohort group.

Response:  The Company respectfully acknowledges the Staff’s comment and will add the following underlined disclosure on page 61:

Our performance marketing investment has limitations as an analytical tool, including that it does not reflect certain expenditures necessary to the operation of our business, and should not be considered in isolation. Certain fixed costs are excluded from performance marketing investments and related tROl calculations because performance marketing investments represent our direct variable costs related to buyer acquisition and its corresponding revenue generation. tROl measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions.

We aim to achieve quarterly tROI of one year or less. Historically, over the eight quarters ending December 31, 2018, we have been able to consistently achieve tROI of less than seven months. Our performance marketing investments are seasonal and we typically see the highest investments in the first quarter of each year. There are no material subsequent marketing costs incurred to maintain and grow the cohort group.

Liquidity and Capital Resources, page 67

3.              We note your revised disclosures in response to prior comment 5. However, the reasons for the underlying changes in your trades payable and user accounts remain unclear. Please revise accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and will add the following underlined disclosure on pages 70 and 71:

Net cash used in operating activities was $51.7 million for the year ended December 31, 2018, an increase of $46.4 million compared to $5.3 million for the year ended December 31, 2017. The increase primarily resulted from an increase in net loss of $16.7 million, a net outflow of $39.7 million in user funds following an arrangement with an existing payment service provider to hold funds paid by buyers and a corresponding change in our terms of service according to which, payment from a buyer to the Company shall be considered the same as a payment made directly to a seller , and a decrease in other working capital of $1.3 million due to the change in our operations volume and a decrease in the movement of user accounts as a result of a higher withdrawals rate. The increase was partially offset by an increase in non-cash charges related to depreciation and amortization of $1.2 million and share-based compensation of $10.2 million.

Notes to Consolidated Financial Statements

p. User funds and user accounts, page F-13

4.              We note your response to prior comments 6 and 7. It remains unclear why you believe your intent with regard to these funds changed in 2018 given that you are contractually obligated to remit funds collected from the buyers to the sellers regardless of where such funds are held. Please tell us how you determined that a change in where the cash is held changed your intent.  Please also revise to disclose the following:

•                  The contractual restrictions placed on these funds through your arrangements with buyers and sellers; and

•                  Any contractual or other restrictions imposed by the third-party payment provider.

Refer to Article 5-02(1) of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and provides the below explanation.

Commencing 2018, the payment flow on the Company’s platform changed. The rationale behind this change to the payment flow was to better optimize compliance with the applicable state and federal regulatory framework and to provide flexibility for the Company’s continued growth.

In order to become users of the Company’s platform, buyers and sellers are required to agree to the Company’s terms of service, which were amended in connection with the above-mentioned change and as further discussed below. The buyer pays once he/she purchases a service from a seller. Thereafter, the payment is processed by one of the Company’s payment processors. The payment is then transferred from the payment processors to separate third-party banks of the payment service provider, which are legally owned by the payment service provider, and allocated to the Company. The Company effectively manages the payment flow and instructs the payment service provider on the timing and eligibility to disburse funds to payees. The Company then separates eligible funds due to payees and funds due to the Company on the payment service provider website and provides to the payment service provider, on a daily basis, the details of transactions underlying the funds held for the benefit of the payees based on the activity on the Company’s platform. These details include the user’s ID and total transaction value. The agreement between the payment service provider and the Company states that the amounts due to payees are kept in separate sub-accounts in a third-party bank, in accordance with applicable regulations. The third-party banks used by the payment service provider do not have information as to the identity of the beneficiary of the account, whether it is the Company or the payees.

Subsequently, the Company also amended the terms of service to reflect that users appoint the Company as an authorized payment collection agent. Further, each seller agrees that a payment from a buyer to the Company shall be considered the same as a payment made directly to a seller. A buyer’s payment obligation to a seller will be satisfied upon receipt of the payment by the Company (or its payment service provider, as applicable), and the Company (via a payment service provider, as applicable) is responsible for remitting the funds to the seller in the manner described in the terms of service. In the event that the Company (via its payment services provider) does not remit any such amounts to a seller, the seller will have recourse only against the Company and not against the buyer directly.

The Company will add the following underlined disclosure on pages F-13 and F-14 to amend Note 2r of the Financial Statements to better explain the above changes:

In 2018 the Company entered into an arrangement with an existing payment service provider to hold funds paid by buyers and a corresponding change in the Company’s terms of service according to which, a payment from a buyer to the Company shall be considered the same as a payment made directly to a seller. These funds were recorded under user funds. User accounts consist of buyers’ prepayments until the transaction is completed, credits issued upon cancellations and seller fees that have not yet been withdrawn. The Company records user funds and user accounts under current assets and liabilities, respectively.

In accounting for the user funds and user accounts, the Company has considered whether the deposit of the funds with the third-party payment service provider constitutes an asset. If such deposit does constitute an asset, the Company has considered whether such user funds held by the third-party payment service provider meet the definition of “cash and cash equivalents” under ASC 230, or if the funds should be accounted for as other assets.

The Company has entered into the agreement with the payment service provider to better optimize compliance with the applicable state and federal regulatory framework and to provide flexibility for the Company’s continued growth. The payment service provider allows the Company to transfer funds to the Company’s payees in accordance with applicable laws. Amounts transferred to the payment service provider are substantially advances made to the payment service provider to satisfy the Company’s obligations to its users. Under the terms of the Company’s agreement with the payment service provider, the agreement is in effect for a period of 12 months and is renewed automatically unless either party notifies the other of its intention to not renew the agreement at least 30 days prior to the expiration of the then current term. Furthermore, either party may terminate the agreement immediately in case the other party becomes insolvent, is dissolved or liquidated or materially breaches the terms and conditions of the agreement. The payment service provider has further right to terminate the agreement in the event it determines that the service is being used for fraudulent or criminal activity. Upon termination of the agreement, the payment service provider is required to promptly return the funds to the Company. In the case of such termination, the Company shall immediately transfer the funds to a different payment service provider to comply with applicable regulations.

The Company considered its effective control over the funds held in the user accounts. The Company notes that under the terms of the agreement, the payment service provider is required to follow the Company’s instructions in holding and distributing the funds. The payment service provider would disburse eligible funds to payees only according to the Company’s instructions. Furthermore, payees cannot directly contact the payment service provider, as they are not aware of its identity. Users appoint the Company as an authorized payment collection agent; therefore, in case of a bankruptcy event incurred by the payment service provider, the Company is still obligated to remit the eligible funds to the payees.

Based on the Company’s analysis, the Company believes the funds held by the payment service provider constitute an asset to be presented on the Company’s balance sheet to satisfy the Company’s obligations to its users.

In the Company’s analysis of the characterization and classification of the asset on the Company’s balance sheet, the Company has considered the definition of cash under ASC 230-10-20 which includes accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and may also effectively withdraw funds at any time without prior notice or penalty. Cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (a) are readily convertible to known amounts of cash and (b) are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under this definition.

According to the Company’s agreement with the payment service provider, only amounts due to the Company (i.e., transaction and service fees) out of the funds received from the payment processors shall be available for withdrawal. The balances underlying the funds held for the benefit of the payees cannot effectively be withdrawn by the Company at any time. As mentioned, according to the agreement and in order to comply with applicable regulations, the payment service provider is required to hold funds on behalf of the payees. The payment service provider cannot disburse such funds to the Company so long as the agreement is in place.

As a result, the funds are not readily available to the Company in the ordinary course of business.

The funds cannot be considered restricted cash. Only those financial instruments that first meet the definition of cash before considering the restrictions that exist in a separate provision should be included under restricted cash. As a result, the application of the guidance in ASU 2016-18 does not apply to the classification of user funds in the Company’s statement of cash flows.

Based on the Company’s analysis, the Company believes the user funds held by the payment service provider do not represent cash but represent other assets to satisfy the Company’s obligations to its users.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Micha Kaufman, Fiverr International Ltd.

Ofer Katz, Fiverr International Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP